UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2023
Commission File Number
001-39349

DoubleDown Interactive Co., Ltd.
(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5
th
 Avenue, Suite 300
Seattle, WA 98104
+1-206-408-4545
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.    ☒  Form 20-F    ☐  Form
40-F

INFORMATION CONTAINED IN THIS FORM
6-K
REPORT
Issuance of Press Release; Financial Statements
On August 8, 2023, DoubleDown Interactive Co., Ltd. (the “
Company
”) issued a press release announcing its preliminary unaudited financial results for the second quarter ended June 30, 2023, together with the unaudited consolidated financial statements of the Company for the three and six months ended June 30, 2023.
A copy of the press release and the unaudited financial statements are being furnished in this report on Form
6-K
as Exhibits 99.1 and 99.2, respectively, pursuant to General Instruction B to the Form
6-K,
and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated August 8, 2023

99.2	Unaudited consolidated financial statements of the Company for the three and six months ended June 30, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.
Date: August 8, 2023	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer